UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 20)*

TerraForm Power, Inc.
(Name of Issuer)

Common stock, Class A, $0.01 par value
(Title of Class of Securities)

88104R209
(CUSIP Number)

Justin B. Beber
Brookfield Asset Management Inc.
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario M5J 2T3
(416) 363-9491
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
139,631,666

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
139,631,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,631,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.64%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
139,631,666

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
139,631,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,631,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.64%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD BRP HOLDINGS (CANADA) INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
139,631,666

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
139,631,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,631,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.64%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BBHC ORION HOLDCO L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
32,859,562

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
32,859,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,859,562

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.51%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) BBHC LP disclaims beneficial ownership of any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(2) Percentage ownership is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,772,104

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,772,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,772,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.14%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percentage ownership is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
BROOKFIELD INFRASTRUCTURE FUND III GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,772,104

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,772,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,772,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.14%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
ORION US GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,772,104

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,772,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,772,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.14%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Percentage ownership is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

CUSIP No. 88104R209

1	NAMES OF REPORTING PERSONS
ORION US HOLDINGS 1 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
106,772,104(1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
106,772,104(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,772,104(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.14%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Orion US LP disclaims beneficial ownership of any Class A Shares, including any Class A Shares that may be deemed to be beneficially owned by any other Reporting Person.

(2) Percentage ownership is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

This Amendment No. 20 (this “Amendment No. 20”) to Schedule 13D is being filed by Orion US Holdings 1 L.P., Orion US GP LLC, Brookfield Infrastructure Fund III GP LLC, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield BRP Holdings (Canada) Inc., BBHC Orion Holdco L.P., Brookfield Asset Management Inc. and Partners Limited to amend the Schedule 13D filed on June 29, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed on July 22, 2016, Amendment No. 2 to the Original Schedule 13D, filed on October 19, 2016, Amendment No. 3 to the Original Schedule 13D, filed on November 10, 2016, Amendment No. 4 to the Original Schedule 13D, filed on November 18, 2016, Amendment No. 5 to the Original Schedule 13D, filed on December 5, 2016, Amendment No. 6 to the Original Schedule 13D, filed on January 10, 2017, Amendment No. 7 to the Original Schedule 13D, filed on January 23, 2017, Amendment No. 8 to the Original Schedule 13D, filed on February 21, 2017, Amendment No. 9 to the Original Schedule 13D, filed on March 8, 2017, Amendment No. 10 to the Original Schedule 13D, filed on May 17, 2017, Amendment No. 11 to the Original Schedule 13D, filed on October 17, 2017, Amendment No. 12 to the Original Schedule 13D, filed on October 18, 2017, Amendment No. 13 to the Original Schedule 13D, filed on February 7, 2018, Amendment No. 14 to the Original Schedule 13D filed on May 29, 2018, Amendment No. 15 to the Original Schedule 13D, filed on June 6, 2018, Amendment No. 16 to the Original Schedule 13D, filed on June 12, 2018, Amendment No. 17 to the Original Schedule 13D, filed on June 29, 2018, Amendment No. 18 to the Original Schedule 13D, filed on October 8, 2019, and Amendment No. 19 to the Original Schedule 13D, filed on January 13, 2020 (as so amended, including by this Amendment No. 20, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of Class A common stock, $0.01 par value per share, of TerraForm Power, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”).

This Amendment No. 20 hereby amends Items 3, 4, 5, 6 and 7 of the Amended Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended by adding the following:

The description of the Transaction set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended by adding the following:

On March 16, 2020, BEP and the Issuer issued a press release (the “Press Release”) announcing that they have entered into a definitive agreement for BEP to acquire all of the outstanding Class A Shares, other than the approximately 62% currently held by BEP and its affiliates (the “Transaction”).  For each Class A Share held, shareholders of the Issuer will be entitled to receive, at their election, either 0.381 Class A shares of BEPC or 0.381 BEP units.  The Independent Committee has unanimously recommended that shareholders of the Issuer approve the Transaction.  The exchange ratio will proportionally reflect the contemplated special distribution of Class A shares of BEPC to BEP unitholders, which is expected to close concurrently with the closing of the Transaction.

As described in the Press Release, consummation of the Transaction is subject to, among other things, the non-waivable approval of the shareholders of the Issuer representing a majority of the outstanding Class A Shares not owned by BEP or its affiliates.

A copy of the Press Release is attached as Exhibit 99.1 to BEP’s Form 6-K, filed on March 17, 2020, and is incorporated by reference in its entirety into this Item 4.  The foregoing description of the Press Release do not purport to be complete and are qualified in their entirety by reference to the Press Release filed herewith.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b) of the Amended Schedule 13D is hereby amended and restated by deleting the first paragraph thereof in its entirety and substituting the following in lieu thereof:

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Amended Schedule 13D relates is 139,631,666 shares, constituting 61.64% of the Issuer’s currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 226,521,289 outstanding as of March 13, 2020, based on information furnished by the Issuer to certain of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of this Amendment No. 20 is incorporated by reference into Item 6 of the Amended Schedule 13D.

BBHC LP and Orion US LP have agreed to vote all of their Class A Shares in favor of the Transaction.

Item 7. Materials to Be Filed as Exhibits.

99.29	Press Release, dated March 16, 2020 (incorporated by reference to Exhibit 99.1 to BEP’s Form 6-K filed on March 17, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ORION US HOLDINGS 1 L.P., by its general partner, ORION US GP LLC

March 17, 2020	By:	/s/ Fred Day
		Name:	Fred Day
		Title:	President

ORION US GP LLC

By:	/s/ Fred Day
	Name:	Fred Day
	Title:	President

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

By:	/s/ Fred Day
	Name:	Fred Day
	Title:	President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITALS ADVISER (CANADA), L.P., by its general partner, BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

By:	/s/ James Rickert
	Name:	James Rickert
	Title:	Managing Director

BROOKFIELD BRP HOLDINGS (CANADA) INC.

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	Senior Vice President and Secretary

BBHC ORION HOLDCO L.P., by its general partner, ORION CANADIAN AIV GP INC.

By:	/s/ Adrienne Moore
	Name:	Adrienne Moore
	Title:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice-President

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President